The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 10, 2007

US$ Floating Rate Notes due Linked to Changes in the Consumer Price Index

Principal Amount:	US$	Issuer:	Barclays Bank PLC (Rated AA/Aa1)*
Issue Price:		Series:	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	Original Issue Date:
CUSIP Number:		Maturity Date:	, subject to optional redemption (for a term not less than one year).
ISIN:		Denominations:	Minimum denominations of US$ and in integral multiples of US$ thereafter.
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☒ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐    Fixed Rate

☒    Regular Floating Rate

☐    Inverse Floating Rate (see page S-37 of the prospectus

        supplement for a description of inverse floating rate Notes)

☐    Other (see description in this free writing prospectus)

Day Count Convention: ☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365 ☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate: ☐ CD Rate ☐ CMS Rate ☐ CMT Rate Designated CMT Telerate Page: ☐ 7051 ☐ 7052 ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ EURIBOR

☐    Federal Funds (Effective) Rate

☐    Federal Funds (Open) Rate

☐    LIBOR

        Designated LIBOR Page:     ☐  Reuters:

                                                      ☐  Telerate:

☐    Prime Rate

☐    Treasury Rate

☒    Consumer Price Index (the “CPI”); Reference Month:

☐    Other (see description in this free writing prospectus)

Index Maturity:	Not applicable.
Spread:		Maximum Interest Rate:
Multiplier:		Minimum Interest Rate:	(no less than 0.00%).
Initial Interest Rate:
Interest Rate Formula:	CPI Performance multiplied by or plus % per annum.
Interest Determination Date:	Not applicable.
Interest Payment Date:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, in arrears on , commencing on and ending on the maturity date or the early redemption date, if applicable.
Rate Cut-Off:	None.
Interest Period:

The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date. Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date.

Interest Reset Date:	The first day of each interest period, commencing on .
Redemption at the Option of the Company:
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Factors” beginning on page FWP-3 of this free writing prospectus.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	%	%	%*
Total	$	$	$

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contain the terms of the Notes and this free writing prospectus supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Interest Rate Payable on the Notes Assuming a Range of Performance for the Reference Rate?

The following table illustrates the hypothetical interest rates on the Notes. The hypothetical interest rates set forth below assume an initial CPI level of 204, a minimum interest rate of 0.00%, a maximum interest rate of 7.50% and either a spread of 1.83% or a multiplier of 1.50. All of the hypothetical interest rates set forth below are for illustrative purposes only and may not be the interest rates applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

CPI Level	CPI Performance	Minimum Interest Rate	Maximum Interest Rate	Spread	Multiplier	Interest Rate (Spread)	Interest Rate (Multiplier)
198	-4.81%	0.00%	7.50%	1.83%	1.50	0.000%	0.000%
200	-3.85%	0.00%	7.50%	1.83%	1.50	0.000%	0.000%
204	-1.92%	0.00%	7.50%	1.83%	1.50	0.000%	0.000%
206	-0.96%	0.00%	7.50%	1.83%	1.50	0.868%	0.000%
208	0.00%	0.00%	7.50%	1.83%	1.50	1.830%	0.000%
209	0.48%	0.00%	7.50%	1.83%	1.50	2.311%	0.721%
212	1.92%	0.00%	7.50%	1.83%	1.50	3.753%	2.885%
213	2.40%	0.00%	7.50%	1.83%	1.50	4.234%	3.606%
214	2.88%	0.00%	7.50%	1.83%	1.50	4.715%	4.327%
216	3.85%	0.00%	7.50%	1.83%	1.50	5.676%	5.769%
218	4.81%	0.00%	7.50%	1.83%	1.50	6.638%	7.212%
220	5.77%	0.00%	7.50%	1.83%	1.50	7.500%	7.500%
222	6.73%	0.00%	7.50%	1.83%	1.50	7.500%	7.500%

Hypothetical Examples of Interest Payments

The following examples illustrate how the interest rates set forth in the table above are calculated.

You will not receive less than the principal amount of the Notes if you hold the Notes to maturity.

Step 1: Calculate CPI Performance.

CPI Performance for each interest payment date is equal to the annual percentage change in the CPI for the period up to and including the stated calendar month prior to the month of the relevant interest payment date (the “reference month”).

FWP–1

As an example, if the reference month is the third calendar month prior to the month of the relevant interest payment date, an interest payment payable in March 2007 would reflect the percentage change in the CPI from December 2005 to December 2006. Steps 1-3 illustrate the calculation of two hypothetical calculations for an interest payment payable in November 2007.

CPI Performance will be calculated as follows:

CPIF –CPII
CPII

where,

CPIF = the CPI level for the applicable reference month; and

CPII = the CPI level for the month one year prior to the applicable reference month.

CPI Performance Calculation

Example 1: Based on a hypothetical CPI level of 204 for August 2006 and 208 for August 2007, CPI Performance for November 2007 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

Example 2: Based on a hypothetical CPI level of 204 for August 2006 and 199 for August 2007, CPI Performance for November 2007 would be –2.45%, calculated as follows:

194 – 204	= –2.45%
204

Step 2: Calculate the annual interest rate for each interest payment date.

The annual interest rate payable equals CPI Performance (i) multiplied by a multiplier or (ii) plus a spread, in each case, with a minimum interest rate of 0.00% and a maximum interest rate of 7.50%. If the annual interest rate payable on any interest payment date is zero or negative, you will not receive an interest payment on the corresponding interest payment date. If the annual interest rate payable on any interest rate payment date is greater than 7.50%, you will receive 7.50% as the interest payment on the corresponding interest payment date.

Interest Rate Calculation

Example 1: Based on a hypothetical CPI Performance of 1.96% for November 2007 and a hypothetical multiplier of 1.50, the annual interest rate payable in November 2007 would be 2.94% calculated as follows: 1.96% multiplied by 1.50 = 2.94%. Based on a hypothetical CPI Performance of 1.96% for November 2007 and a hypothetical spread of 1.83%, the annual interest rate payable in November 2007 would be 3.79% calculated as follows: 1.96% plus the spread of 1.83% = 3.79%.

Example 2: Based on a hypothetical CPI Performance of -2.45% for November 2007 and a hypothetical multiplier of 1.50, the annual interest rate payable in November 2007 would be 0.00%, calculated as follows: -2.45% multiplied by 1.50, with a minimum interest rate of 0.00% = 0.00%. Based on a hypothetical CPI Performance of -2.45% for November 2007 and a hypothetical spread of 1.83%, the annual interest rate payable in November 2007 would be 0.00% calculated as follows: -2.45% plus the spread of 1.83% = -0.62%, with a minimum interest rate of 0.00% = 0.00%.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, the calculation agent will calculate the interest rate payable by multiplying the relevant principal amount by the annual interest rate for the relevant interest period. This amount will then be multiplied by the applicable day count fraction calculated on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day. If CPI Performance on any interest payment date is zero or negative, you will not receive an interest payment on the corresponding interest payment date.

Interest Payment Calculation

Example 1: Based on the above CPI Performance of 1.96% for November 2007 and a hypothetical multiplier of 1.50, and therefore a hypothetical interest rate payable in November 2007 of 2.94%, the interest payment amount on $1,000 principal amount of Notes would be $2.45, calculated as follows:

Interest Factor = 2.94% x (30/360) = 0.245%

where, 30/360 is the applicable day count fraction for the relevant interest period where the interest payment is paid monthly.

FWP–2

Interest Payment = $1,000 x 0.245% = $2.45

Based on the above CPI Performance of 1.96% for November 2007 and a hypothetical spread of 1.83%, and therefore a hypothetical interest rate payable in November 2007 of 3.79%, the interest payment amount on $1,000 principal amount of Notes would be $3.16, calculated as follows:

Interest Factor = 3.79% x (30/360) = 0.316%

where, 30/360 is the applicable day count fraction for the relevant interest period where the interest payment is paid monthly.

Interest Payment = $1,000 x 0.316% = $3.16

Example 2: Based on the above hypothetical interest rate payable in November 2007 of 0.00%, the interest payment amount on a $1,000 principal amount of Notes would be $0.00.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity [or early redemption date, if applicable], regardless of the performance of the reference rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Interest Payments—Your Notes will pay interest linked to changes in the performance of the CPI.

•

Tax Treatment—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. The Notes may be issued with original issue discount as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. For purposes of obtaining the issue price of the Notes to determine whether the Notes were issued with original issue discount, you may call Structuring, Investors Solutions Americas at (212) 412-1101. In addition, if you purchase your Note at a discount or premium to its adjusted issue price as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

CPI Risk—Because the variable rate paid on the Notes is linked to the CPI, you are assuming the risk that the level of the CPI decreases or does not change. You are also assuming the risk that the Bureau of Labor Statistics changes the way in which the CPI is calculated, which may result in lower or no interest payments. If there are only minimal increases, no changes or decreases in the CPI, the interest rate paid on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–3

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Historical Information

The following table sets forth CPI levels and CPI performance for the dates indicated in 2003, 2004, 2005, 2006 and the beginning of 2007. The historical levels of the reference rate should not be taken as an indication of future performance, and no assurance can be given that the reference rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any interest payment date.

	2003		2004		2005		2006		2007
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	181.7	2.60%	185.2	1.93%	190.7	2.97%	198.3	3.99%	202.416	2.08%
February	183.1	2.98%	186.2	1.69%	191.8	3.01%	198.7	3.60%	203.499	2.42%
March	184.2	3.02%	187.4	1.74%	193.3	3.15%	199.8	3.36%	205.352	2.78%
April	183.8	2.23%	188.0	2.29%	194.6	3.51%	201.5	3.55%	206.686	2.57%
May	183.5	2.06%	189.1	3.05%	194.4	2.80%	202.5	4.17%	207.949	2.69%
June	183.7	2.11%	189.7	3.27%	194.5	2.53%	202.9	4.32%	208.352	2.69%
July	183.9	2.11%	189.4	2.99%	195.4	3.17%	203.5	4.15%	208.299	2.36%
August	184.6	2.16%	189.5	2.65%	196.4	3.64%	203.9	3.82%	—	—
September	185.2	2.32%	189.9	2.54%	198.8	4.69%	202.9	2.06%	—	—
October	185.0	2.04%	190.9	3.19%	199.2	4.35%	201.8	1.31%	—	—
November	184.5	1.77%	191.0	3.52%	197.6	3.46%	201.5	1.97%	—	—
December	184.3	1.88%	190.3	3.26%	196.8	3.42%	201.8	2.54%	—	—

Source: Bureau of Labor Statistics website.

*	Growth means the annual percentage change in the level of the CPI

[Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about                     , 200    , which is the                      business day following the date of this free writing prospectus (this settlement cycle being referred to as “T+     ”). See “Plan of Distribution” in the prospectus supplement.]

FWP–4

US$

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2007 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 4, 2007)